Exhibit 99.1

Golden Star achieves 2014 Production Guidance,
Provides Guidance for 2015

Toronto, ON - January 12, 2015 - Golden Star today announces 2014 fourth quarter and full year production results for its Bogoso and Wassa mines.

The Company sold 260,788 ounces of gold in 2014, in line with the Company’s revised guidance. In the fourth quarter of 2014, Golden Star produced and sold 72,085 ounces of gold, which was a 19% increase on the prior quarter. Of this, 25,831 ounces of gold were from Wassa and 46,254 ounces were from Bogoso. For the full year 2014, Wassa’s gold sales were 112,831 ounces and Bogoso’s were 147,957 ounces.

The Company closed 2014 with a cash and cash equivalents balance of US$39 million. This was after the drawdown of US$10 million in cash from the Ecobank loan and the payment of US$1.4 million for equipment required for the development of an underground operation at Wassa.

2015 full year production and financial guidance is as follows:

	Wassa	Bogoso	Combined
Production (K Oz.)	105 - 120	145 - 155	250 - 275
Cash operating costs per oz. (US$)	850 - 990	870 - 960	860 - 980
All in Sustaining costs per oz. (US$)			1,030 - 1,160
Sustaining capital expenditure (US$ millions)	14	3	17
Development capital expenditure (US$ millions)	27	13	39
Total capital expenditure (US$ millions)	41	15	56

Prior to the year end, Wassa received the necessary permits to commence construction of the exploration decline. This decline will facilitate definition drilling and a bulk sample of the higher grade ore below the Wassa Main pit. Should the Feasibility Study on a combined open pit and underground mining operation at Wassa have a favourable outcome and the necessary underground mining permits be received, this decline will form the primary access to the underground operation. Work on the Feasibility Study is ongoing and the results are expected to be announced at the end of the first quarter 2015.

Orders were placed in December for the underground mining equipment. This equipment is expected on site within the first quarter of 2015 which will allow for construction of the decline to start in April 2015.

Commenting on this operational performance, President and CEO Sam Coetzer said:

“Through the determination of our management and personnel, I am pleased to announce that Golden Star has met its revised production guidance for 2014. This was achieved despite the numerous interruptions to our power supply over the year. The improvement in production in the fourth quarter is very encouraging as was obtaining the necessary permits to commence construction of the Wassa underground mine. Looking ahead to 2015, I believe our strategy is bearing fruit as we anticipate a reduction in both cash operating and all in sustaining costs per ounce. The achievement of these savings, combined with the development of our brownfield projects at Wassa and Prestea, should set the path for Golden Star to be transformed into a lower cost producer by 2016.”

Golden Star expects to release its full year 2014 Financial Results on February 19, 2015.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 - 275,000 ounces in 2015. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com.

For further information, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations
+1 416 616 8813
investor@gsr.com

Source: Golden Star Resources Ltd.

2